SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI

RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

ALTAI RESOURCES INC. COMPLETED A PRIVATE PLACEMENT

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) is pleased to announce that it has completed a non-brokered private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at 10 cents per share to an accredited investor. The shares issued are subject to a hold period expiring February 19, 2004. The proceeds will be used mainly to fund the Company's exploration work in Canada, including the Lac St. Pierre gas and gas storage property in Quebec.

The Company's affiliate, Altai Philippines Mining Corporation ("Altai Philippines") has signed an amendment to the option agreement with Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly owned subsidiary of Crew Development Corporation of Vancouver, on Altai Philippines' Negros Island sulfur property, Philippines, revising the payment terms of the option agreement to the mutual satisfaction of both Crew and Altai Philippines. The purchase price of Altai Philippines' residual interest in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 million thereafter. The revision is made in consideration of the current world market conditions for sulfur and at the request of Crew.

The option agreement between Altai Philippines and Geostar Metals Inc. ("Geostar") of Vancouver, signed in February 2002, on Altai Philippines' Sibuyan nickel laterite property has been terminated due to Geostar's lack of funding to finance the expenses for the application of an exploration permit or a similar permit for the property as required by the agreement.

The Sibuyan property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan. Work for both companies were supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel. There is excellent potential to increase the resource by further exploration.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

For further information, please contact

Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com
Internet: http://www.altairesources.com

or

Maria Au
Secretary-Treasurer

Date: February 24, 2003

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.
MATERIAL CHANGE REPORT

1. **REPORTING ISSUER**

Altai Resources Inc.
111 Lynedock Crescent
Toronto, Ontario, M3A 2A7

2. **DATE OF MATERIAL CHANGE**

February 20, 2003

3. **PUBLICATION OF MATERIAL CHANGE**

The press release attached as Schedule "A" was released on February 24, 2003.

4. **SUMMARY OF MATERIAL CHANGE**

Altai Resources Inc. announced that it has completed a private placement of $75,000.

5. **FULL DESCRIPTION OF MATERIAL CHANGE**

Altai Resources Inc. announced that it has completed a non-brokered private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at 10 cents per share to an accredited investor.

6. **RELIANCE ON APPLICABLE PROVISIONS PERMITTING NON-DISCLOSURE OF MATERIAL CHANGE**

Not applicable.

7. **OMITTED INFORMATION**

Not applicable.

8. **SENIOR OFFICERS**

The following senior officer of Altai Resources Inc. may be contacted for information.

Ms. Maria Au, Secretary-Treasurer
111 Lynedock Crescent,
Toronto, Ontario, M3A 2A7

Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com

9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 24th day of February, 2003.

"signed"
Maria Au, Secretary-Treasurer and a Director

SCHEDULE "A"
PRESS RELEASE

ALTAI
RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

ALTAI RESOURCES INC. COMPLETED A PRIVATE PLACEMENT

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) is pleased to announce that it has completed a non-brokered private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at 10 cents per share to an accredited investor. The shares issued are subject to a hold period expiring February 19, 2004. The proceeds will be used mainly to fund the Company's exploration work in Canada, including the Lac St. Pierre gas and gas storage property in Quebec.

The Company's affiliate, Altai Philippines Mining Corporation ("Altai Philippines") has signed an amendment to the option agreement with Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly owned subsidiary of Crew Development Corporation of Vancouver, on Altai Philippines' Negros Island sulfur property, Philippines, revising the payment terms of the option agreement to the mutual satisfaction of both Crew and Altai Philippines. The purchase price of Altai Philippines' residual interest in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 million thereafter. The revision is made in consideration of the current world market conditions for sulfur and at the request of Crew.

The option agreement between Altai Philippines and Geostar Metals Inc. ("Geostar") of Vancouver, signed in February 2002, on Altai Philippines' Sibuyan nickel laterite property has been terminated due to Geostar's lack of funding to finance the expenses for the application of an exploration permit or a similar permit for the property as required by the agreement.

The Sibuyan property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan. Work for both companies were supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel. There is excellent potential to increase the resource by further exploration.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

For further information, please contact

Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com
Internet: http://www.altairesources.com

or

Maria Au
Secretary-Treasurer

Date: February 24, 2003